UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Business Solutions Plus, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
12330M107

(CUSIP Number)
Jeffrey DeNunzio 780 Reservoir Avenue, #123 Cranston, RI 02910 774-250-2456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12330M107	SCHEDULE 13D

1	NAME OF REPORTING PERSON Flint Consulting Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASSES REPRESENTED BY AMOUNT IN ROW (11) 93.70%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Based on 500,000,000 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock issued and outstanding, each class having a par value of $0.0001, as of March 31, 2021, as reported on the first page of the Issuer’s Form 10-Q filed on April 6, 2021.

CUSIP No. 12330M107	SCHEDULE 13D

1	NAME OF REPORTING PERSON Jeffrey DeNunzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASSES REPRESENTED BY AMOUNT IN ROW (11) 93.70%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Based on 500,000,000 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock issued and outstanding, par value of both classes of $0.0001, as of March 31, 2021, as reported on the Issuer’s Form 10-Q filed on April 6, 2021.

CUSIP No. 12330M107	SCHEDULE 13D

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Flint Consulting Services, LLC, a Wyoming limited liability company and Jeffrey DeNunzio, both defined herein as the “Reporting Person”. Jeffrey DeNunzio is the sole member of Flint Consulting Services, LLC. This 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and shares of Series A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) of Business Solutions Plus, Inc., a Nevada corporation (the “Company”).

Item 1.  Security and Issuer.

This Statement relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Business Solutions Plus, Inc., a Nevada corporation (the “Company”). The address of the Company’s mailing address is 780 Reservoir Avenue, #123, Cranston, RI 02910.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by Flint Consulting Services, LLC, a Wyoming limited liability company (“FCS”). Jeffrey DeNunzio is sole member of FCS, and together FCS and Mr. DeNunzio are deemed to be the “Reporting Person”.
(b)	The principal business of FCS is and has been to invest in the Company. Mr. DeNunzio is a member of FCS and assisted in founding the Company.
(c)	The address of the Reporting Person is 780 Reservoir Avenue, #123, Cranston, RI 02910.
(d)	During the last ten (10) years, none of the Reporting Persons have been: (1) convicted in a criminal proceeding (excluding violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(e)	FCS is a Wyoming limited liability company. Mr. Jeffrey DeNunzio is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

FCS was issued 405,516,868 shares of Common Stock on January 6, 2021 and 1,000,000 shares of Series A Preferred Stock on August 13, 2020 for services rendered by Qest Corporation. No monies were paid for the shares. The shares were issued pursuant to Rule 4(a)(2). Qest Corporation conducted a name change to InterActive Leisure Systems, Inc. InterActive Leisure Systems, Inc., henceforth known as “Predecessor” was a party to a holding company reorganization. Upon effectiveness of the reorganization, on March 31, 2021, Predecessor shares were converted on a one to one pro rata basis into shares of Business Solutions Plus, Inc., the “Successor”. Predecessor was previously traded under the ticker, “IALS”. At the time of the issuances of Common and Series A Preferred Stock to FCS, InterActive Leisure Systems, Inc. was not a reporting company.

Item 4.  Purpose of Transaction.

FCS was issued 405,516,868 shares of Common Stock on January 6, 2021 and 1,000,000 shares of Series A Preferred Stock on August 13, 2020 to FCS for services rendered in, what is now,  “Business Solutions Plus, Inc.”.

Item 5.  Interest in Securities of the Issuer.

The aggregate amount of shares on both Common Stock and Preferred Stock owned by the Reporting Person is 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.

(A)	FCS
a	Aggregate number of Common Shares beneficially owned: 405,516,868 Shares of Common Stock
a.	Aggregate number of Preferred Shares beneficially owned: 1,000,000 Series A Preferred Stock

Total Voting Percentage: 93.70%

b.	Sole power to vote or direct vote:

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.

Shared power to dispose or to direct disposition: 0

c.	FCS has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
(B)	Jeffrey DeNunzio

a.	Aggregate number of Common Shares beneficially owned: 405,516,868 Shares of common Stock
a.	Aggregate number of Preferred Shares beneficially owned: 1,000,000 Series A Preferred Stock

Total Voting Percentage: 93.70%

b.	Sole power to vote or direct vote:

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 405,516,868 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock.

Shared power to dispose or to direct disposition: 0

c.	Mr. DeNunzio has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

None.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: April 15, 2021	Flint Consulting Services, LLC By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio Title: Authorized Person